UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 14, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary

MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 000001 (AA111AAZZ) 001CSE0500 BHP Group Plc Shareholder Pack 2021 This form should only be used by certificated shareholders and dematerialised shareholders who have securities registered in their own name. Instead of completing and returning a proxy form, beneficial holders of shares dematerialised into STRATE should promptly provide their voting instructions directly to their CSDP or stockbroker. Information online General information on BHP and the 2021 Annual Report and Notice of Annual General Meeting can be found online at bhp.com under the Investors section. Vote online You can also vote online (certificated shareholders only) via bhp.com or at eproxyappointment.com or use BHP’s mobile voting service for smartphones. Please see enclosed instructions for more details. 00000XXX/000000/000000 12QVQJ D02

BHP Group Plc Proxy Form Registered in England and Wales Number 3196209 All correspondence to: Computershare Investor Services (Pty) Ltd. Private Bag X9000 Saxonwold 2132 Telephone: 011 373 0033 Facsimile: 011 688 5217 LODGEMENT OF YOUR PROXY To be valid, this proxy form must be received by 10.00am (South African local time) on Tuesday 12 October 2021 Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting. How to complete this proxy form Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights to attend, speak and vote on their behalf. If you wish to appoint a person other than the Chair of the Meeting, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). Beneficial holders of shares dematerialised into STRATE, who do not have securities registered in their own name but who wish to attend the Meeting, should promptly contact their CSDP or stockbroker to obtain a letter of representation to enable them to do so. Alternatively, should they not wish to attend the Meeting in person, these holders should promptly provide their voting instructions directly to their CSDP or stockbroker. Appointment of additional proxies You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Share Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. Directing your proxy how to vote If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote Withheld” option is provided to enable you to withhold your vote on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote or withhold the vote as he or she thinks fit. IMPORTANT NOTE: In this proxy form, BHP Group Plc and BHP Group Limited together are referred to as BHP. The key management personnel (‘KMP’) of BHP (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7, 8 and 9 unless you tell them how to vote or, if the Chair of the Meeting is your proxy, you expressly authorise him or her to vote even though Items 7, 8 and 9 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8 and 9 by marking the appropriate boxes on the proxy form. Signing instructions You must sign this proxy form as follows in the spaces provided: Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register. Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Share Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the reverse of this form. Companies: Where the holding is in the name of a company, then this form must be given under the common seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority. Electronic proxy lodgement (certificated shareholders only): To appoint a proxy electronically go to bhp.com or eproxyappointment.com, then follow the instructions. You can also use the BHP mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the front of this proxy form. Any questions? If you have any questions on how to complete this proxy form or to obtain additional forms, please call: 011 373 0033. Documents may be lodged: VIA THE INTERNET BY SMARTPHONE BY MAIL IN PERSON bhp.com Scan QR Code Computershare Investor Services Computershare Investor Services eproxyappointment.com (Pty) Limited (Pty) Limited (certificated shareholders only) Private Bag X9000 Rosebank Towers Control Number: 917420 Saxonwold 2132 15 Biermann Avenue Rosebank 2196 South Africa 00000XXX/000000/000000 12QVQJ D02

MR SAM SAMPLE Shareholder Reference Number (SRN) DESIGNATION (IF ANY) ADD1 ADD2 ADD3 ADD4 C1234567890 C O Y Appointment of Proxy PIN: 12345 I/We being a member/s of BHP Group Plc and entitled to attend and vote hereby appoint the Chair of the name of the person (or body corporate) Number of the Meeting OR you are appointing, if someone other than shares being (mark box with an ‘X’) the Chair of the Meeting. voted or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chair of the Meeting, to act generally at the meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Group Plc to be held at The QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 14 October 2021 at 9.00am (London time) and at any adjournment thereof. Please tick here to indicate that this proxy appointment is one of multiple appointments being made. IMPORTANT NOTE: The Chair of the Meeting intends to vote available proxies in favour of Items 1 to 20 and item 22 and against Items 21 and 23. If the Chair of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chair of the Meeting to exercise your proxy on Items 7, 8 and 9 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chair of the Meeting as your proxy, you can direct him or her to vote for or against or abstain from voting on Items 7, 8 and 9 by marking the appropriate box below. Please Note: If the Chair of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chair of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board’s recommendation. For Against Vote Voting directions to your proxy Please mark X (within the box) to indicate your directions Withheld For 1 To receive the 2021 Financial Statements and Reports for BHP For 2 To reappoint Ernst & Young LLP as the auditor of BHP Group Plc For 3 To authorise the Risk and Audit Committee to agree the remuneration of Ernst & Young LLP as the auditor of BHP Group Plc For 4 To approve the general authority to issue shares in BHP Group Plc For 5 To approve the authority to allot equity securities in BHP Group Plc for cash For 6 To authorise the repurchase of shares in BHP Group Plc For 7 To approve the 2021 Remuneration Report other than the part containing the Directors’ remuneration policy For 8 To approve the 2021 Remuneration Report For 9 To approve the grant to the Executive Director For 10 To re-elect Terry Bowen as a Director of BHP For 11 To re-elect Malcolm Broomhead as a Director of BHP For 12 To re-elect Xiaoqun Clever as a Director of BHP For 13 To re-elect Ian Cockerill as a Director of BHP For 14 To re-elect Gary Goldberg as a Director of BHP For 15 To re-elect Mike Henry as a Director of BHP For 16 To re-elect Ken MacKenzie as a Director of BHP For 17 To re-elect John Mogford as a Director of BHP For 18 To re-elect Christine O’Reilly as a Director of BHP For 19 To re-elect Dion Weisler as a Director of BHP For 20 To approve BHP’s Climate Transition Action Plan Resolutions not proposed by the Board Against 21 Amendment to the Constitution For 22 Climate-related lobbying Against 23 Capital protection PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Shareholder 2 Shareholder 3 Shareholder 4 Individual/Sole Director and Director/Company Secretary Sole Company Secretary /                / Contact Name Contact Daytime Telephone Date In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.